TC 311

BD 3/4

03013412

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48294

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEXUS FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2910 N. ARCADIA STREET, #200

(No. and Street)

COLORADO SPRINGS (City) COLORADO (State) 80907-6335 (Zip Code)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. FORBES 719 630 7204

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICKORDS & ASSOCIATES, P.C.

(Name — *if individual, state last, first, middle name*)

617 N. 17TH STREET, SUITE 100 (Address) COLORADO SPRINGS, (City) COLORADO (State) 80904-3578 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH. D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ROBERT A. FORBES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEXUS FINANCIAL, INC., as of DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXUS FINANCIAL, INC.

Accountants' Report and Financial Statements

FORM X-17A-5
FOCUS REPORT

December 31, 2002 and December 31, 2001

NEXUS FINANCIAL, INC.

FINANCIAL STATEMENTS

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

The Board of Directors
Nexus Financial, Inc.

We have audited the accompanying statement of financial condition of Nexus Financial, Inc., (the Company) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nexus Financial, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rickords & Associates, P.C.
Rickords & Associates, P.C.

Rickords & Associates, P.C.
Colorado Springs, CO 80904
February 18, 2003

NEXUS FINANCIAL, INC.
Statement of Financial Condition
December 31, 2002 and 2001

Assets

	2002	2001
Current assets:		
Cash	$26,115	$18,438
Prepaid federal income tax	0	840
Total current assets	26,115	19,278
Investments:		
Marketable securities	5,935	00
NASD Investment	3,300	3,300
Total investments	9,235	3,300
Total assets	$35,350	$22,578

Liabilities and Stockholders' Equity

	2002	2001
Current liabilities:		
Accrued payroll taxes	$ 00	$ 4,359
Income tax payable	3,345	00
Total current liabilities	3,345	4,359
Common stock, ($1 par, 50,000 shares authorized, 1,500 issued)	1,500	1,500
Paid-in capital	10,050	10,050
Unrealized loss on marketable securities	(904)	00
Retained earnings	21,359	6,669
Total stockholders' equity	32,005	18,219
Total liabilities and stockholders'equity	$35,350	$22,578

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Statement of Income and Retained Earnings
For the years ended
December 31, 2002 and 2001

	2002	2001
Total Revenue	$394,443	$448,143
Selling expenses:		
Management fees	143,100	180,800
Profit sharing contributions	16,141	17,196
Money purchase contributions	614	11,672
Travel	19,291	19,552
Total selling expenses	179,146	229,220
General and administrative expenses:		
Salaries	97,469	113,389
Bank charges	165	134
Dues and subscriptions	5,247	4,444
Equipment rental	193	1,561
Insurance	28,956	24,769
Professional fees	4,250	4,000
Miscellaneous expense	150	450
Office expense	9,800	14,120
Outside services	557	2,728
Postage	6,196	6,833
Printing	976	2,231
Professional development	00	692
License and fees	2,137	1,369
Entertainment	182	216
Public relations	175	150
Telephone	15,900	16,061
Rent expense	15,000	14,250
Repair and maintenance	1,942	3,397
Taxes	8,884	9,257
Total general and administrative expenses	198,179	220,051
Total Expenses	377,325	449,271
Net income (loss) before taxes	17,118	(1,128)
Federal income tax	2,559	00
Net income (loss)	14,559	(1,128)
Retained earnings, beginning of year	6,669	7,797
Federal tax refund	131	00
Retained earnings, end of year	$ 21,359	$ 6,669
Earnings (loss) per share	$ 9.71	$ (.75)

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Statement of Cash Flows
For the years ended
December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Cash received from clients	$394,443	$448,025
Interest received	00	118
Cash paid to employees, suppliers, and for services	(386,766)	(445,426)
Net Cash From Operating Activities	7,677	2,717
Cash & cash equivalents at beginning of period	18,438	15,721
Cash & cash equivalents at end of period	$ 26,115	$ 18,438

Reconciliation of Net Operating Income to Net Cash
Provided/Used by Operating Activities

	2002	2001
Net income (loss)	$ 14,559	$ (1,128)
Adjustment to reconcile net income to Net cash provided by operating Activities:		
Federal income tax refund	131	00
	14,690	(1,128)
Changes in:		
Decrease(increase in marketable securities	(6,839)	00
Decrease(increase)in accounts receivable	00	1,172
Decrease(increase)prepaid federal income tax	840	(840)
(Decrease)increase in accrued expenses	(4,359)	4,359
(Decrease)increase in income tax payable	3,345	(846)
Total adjustments	(7,013)	3,845
Net Cash From operating activities	$ 7,677	$ 2,717

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Statement of Changes in Stockholders Equity
For the years ended
December 31, 2002 and 2001

	Common Stock	Paid-in Capital	Retained Earnings	Unrealized Loss	Total
Balance, December 31, 2000	$1,500	$10,050	$ 7,797	$ 00	$19,347
Net loss, December 31, 2001	00	00	(1,128)	00	(1,128)
Balance, December 31, 2001	$1,500	$10,050	$ 6,669	00	$18,219
Income tax refund	00	00	131	00	131
Unrealized loss on marketable sec.	00	00	00	(904)	(904)
Net income, December 31, 2002	00	00	14,559	00	14,559
Balance, December 31, 2002	$1,500	$10,050	$21,359	$(904)	$32,005

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Notes to the Financial Statements
December 31, 2002 and 2001

(1) The Company is owned by four stockholders

375 shares	Robert A. Forbes
375 shares	Stephen R. Dierks
375 shares	Clifford B. Poulton
375 shares	Louis M. Jiminez

In accordance with regulations under the Securities Exchange Act of 1934 the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

(2) Summary of Significant Accounting Policies

a. Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

b. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

NEXUS FINANCIAL, INC.
Notes to the Financial Statements
December 31, 2002 and 2001

c. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

d. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

e. Deferred Compensation

No provision is made for holidays and sick leave pay since only those on commission basis would be eligible and there is no agreement. Any amounts determined for deferred compensation would be immaterial. No provisions for salaried personnel.

f. Property and Equipment

Property and equipment are carried at cost. Maintenance and repairs are charged to costs as incurred. Expenditures for major betterments are capitalized. Gain or loss on retirement of property is included in income.

g. Estimates

There are no significant estimates used in preparation of financial statements.

(3) Related party transactions

The Company is owned by four stockholders. During the period ended December 31, 2002, management fees in the amount of $143,100 were paid to Nexus Financial Programs, Inc., which is also owned by Robert A. Forbes, Stephen R. Dierks, Clifford B. Poulton and Louis M. Jiminez. The building is owned by SCR, LLC with the equal partners: Robert A. Forbes, Stephen R. Dierks and Clifford B. Poulton.

(4) Financial Instruments

The Company maintains three cash balances at two financial institution. The balances are $827 and $25,288, also a savings account with a balance of $5,935. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, there were no concentrations of credit risk in the cash accounts.

(5) Profit Sharing Plan

A Profit-Sharing Plan was established with the effective date of April 1, 1995. Employees are eligible with 0 years of service when they have attained the age of 21. Credited service is based on actual hours for which an Employee is paid or entitled to payment. Contributions are discretionary pursuant to Employer resolution and if no resolution is adopted then 3% of Participant's compensation. Normal retirement age shall be 55 years. The plan permits hardship withdrawal and loans to Participants. There is 100% vesting immediately after satisfaction of the eligibility requirements.

(6) Money Purchase Pension Plan

A money purchase plan was established September 11, 1997. Employees are eligible with 0 years of service when they have attained the age of 21. Compensation is determined by wages paid for purposes of income tax withholding. The employer will contribute 10% of compensation for each participant. Normal retirement age is 55 with no early retirement permitted. Vesting is immediate after eligibility requirements are satisfied.

(7) Management Agreement

An agreement for management services was entered into on November 3, 1995 between Nexus financial Programs, Inc. and Nexus Financial, Inc. to purchase management services on a continuing basis beginning January, 1996 to pay a management fee. The fee will be the lesser of 100% of the gross dealer concessions and service fee actually received during the prior month. Or such amount that when properly recorded will not cause the "Net capital" as defined by the NASD to fall below 120% of the Net Capital requirement.

(8) Earnings (Loss) per Share

Earnings (loss) per share of common stock were computed by dividing net income (loss) by the number of common shares outstanding for the year.

(9) Liabilities Subordinated to Claims of General Creditors

There were no borrowings under subordination agreements at December 31, 2002.
The Company had no other debt at December 31, 2002.

(10) Capital Stock

A summary of the corporation's capital stock at December 31, 2002 is as follows:

Common stock -- $1.00 per value
Authorized -- 50,000 shares
Issued and outstanding -- 1,500 shares

(11) Risk

a. Two Cash-Checking accounts were maintained in one bank with a balances of $25,287.94 and $826.94 with a savings account in another bank with a balance of $5,934.77. All balances are fully covered by FDIC insurance.

b. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(12) Focus Report Reconciliation

Net income per focus reports	$17,891
State income tax	(786)
Correction in expenses	13
Adjusted net income per financial statements	$17,118

NEXUS FINANCIAL, INC.
Notes to the Financial Statements
December 31, 2002 and 2001

Assets, liabilities and stockholders' equity per focus report	$36,110
Marketable securities adjustments	(904)
Bank account and expense adjustments	144
Adjusted total assets and total liabilities and stockholders' equity	$35,350
Total aggregate indebtedness per focus report	$ 00
Income tax liabilities	3,345
Adjusted total aggregate indebtedness	$ 3,345
Percentage of aggregate indebtedness to net capital	12%

SUPPLEMENTARY INFORMATION

FORM X-17A-5

3/91

FOCUS REPORT

(5-31-07)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

NEXUS FINANCIAL, INC. [13]

SEC FILE NO.

8-48294 [14]

FIRM ID. NO.

[15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2910 N. ARCADIA STREET, #200 [20]

(No. and Street)

COLORADO SPRINGS [21] COLORADO [22] 80907-6335 [23]

(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)

1-1-02 [24]

AND ENDING (MM/DD/YY)

12-31-02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. FORBES [30]

(Area Code)—Telephone No.

719 630 7204 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 21st day of Feb ~~19~~ 2003

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) Stephen R Dietz
Principal Financial Officer or Partner

3) Diana L. Love
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-02 [99]

SEC FILE NO. 8-48294 [98]

Consolidated [198]

Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 26,115	200			$ 26,115	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	5,935	424				
E. Spot commodities		430			5,935	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440	3,300	610	3,300	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 32,050	540	$ 3,300	740	$ 35,350	940

OMIT PENNIES

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC. as of 12-31-02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	3,345	1205		1385	3,345	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ ______ 970						
2. Includes equity subordination (15c3-1 (d)) of .... $ ______ 980						
B. Securities borrowings, at market value: from outsiders $ ______ 990				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ ______ 1000						
2. Includes equity subordination (15c3-1 (d)) of .... $ ______ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 3,345	1230	$	1450	$ 3,345	1760

Ownership Equity

21. Sole proprietorship	$	1770
22. Partnership (limited partners $ ______ 1020)		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	1,500	1792
C. Additional paid-in capital	10,050	1793
D. Retained earnings	20,455	1794
E. Total	32,005	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 32,005	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 35,350	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC. as of 12-31-02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 32,005	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			32,005	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 3,300	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(3,300)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 28,705	3750

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC. as of 12-31-02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	223	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	23,705	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	28,370	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	3,345	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	3,345	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	12	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC.

For the period (MMDDYY) from 1-1-02 [3932] to 12-31-02 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	394,443	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue		3995
9. Total revenue	$ 394,443	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			$ 112,011	4120
11. Other employee compensation and benefits			51,498	4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			2,137	4195
15. Other expenses			211,679	4100
16. Total expenses			$ 377,325	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (item 9 less item 16)			$ 17,118	4210
18. Provision for Federal income taxes (for parent only)			2,559	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 14,559	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC.

For the period (MMDDYY) from 1-1-02 to 12-31-02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 6,669	4240
A. Net income (loss)			14,559	4250
B. Additions (Includes non-conforming capital of TAX REFUND	$	4262)	131	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 21,359	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC. as of 12-31-02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ NONE [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

RICKORDS & ASSOCIATES, P.C.

ADDRESS Number and Street	City	State	Zip Code
617 N. 17TH STREET, SUITE 100	COLORADO SPRINGS	CO 70	80904
71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

Nexus Financial, Inc.

Computation for Determination of Reserve Requirements in accordance with Rule 15c3-3

and

Reconciliation of Computation of Reserve Requirements pursuant to Rule 17a5(d)(4)

and

Information Relating to the Possession or Control Requirements under Rule 15c3-3

Under the Securities Exchange Act of 1934

December 31, 2002 and 2001

Under Rule 15c3-3(k)(2)(B) Nexus Financial, Inc. is exempt from a computation for determination of Reserve Requirements as required under Rule 15c3-3 the respective Reconciliation of Computation for determination of Reserve Requirements as required under Rule 17A5(d)(4) and information relating to the possession or control required under Rule 15c3-3.

Nexus Financial, Inc.

Computation of Aggregate indebtedness and net capital in accordance with Rule 15c-1 under the Securities Exchange Act of 1934.

December 31, 2002

Aggregate indebtedness:	
Accrued expenses	$ 3,345
Total aggregate indebtedness	$ 3,345
Net capital:	
Credit items:	
Retained earnings	$21,359
Unrealized loss on marketable securities	(904)
Additional paid-in capital and common stock	11,550
Total credit items	$32,005
Deductions and charges:	
Nonallowable assets	$ 3,300
Total deductions and charges	$ 3,300
Net capital	$28,705
Capital requirements:	
Required capital	$ 5,000
Net capital in excess of requirements	23,705
Net capital	$28,705
Percent of aggregate indebtedness to net capital	12%

There were no liabilities subordinated to claims of general creditors.

Nexus Financial, Inc.

Reconciliation of Net Capital Pursuant to rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2002

Computation of Net Capital	
Net capital as reported on 17a-Part IIA (Focus Report) as of December 31, 2002	$32,810
Adjustments:	
Unrealized loss on marketable securities	(904)
Federal & state income tax payable	(3,345)
Expense adjustment	144
Adjusted net capital	$28,705

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Accountants' Report of Material Inadequacies

Our examination of the basic financial statements presented in the preceding section of this report was made in accordance with rule 17a-5(j). In our opinion, no material inadequacies were found to exist in the accounting system and procedures or the system for handling and safeguarding customer's securities during the periods ended December 31, 2002 and December 31, 2001.

Rickords & Associates, P.C.
Rickords & Associates, P.C.

Rickords & Associates, P.C.
February 18, 2003

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Board of Directors
Nexus Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Nexus Financial, Inc., (the Company) for the year ended December 31, 2002, we considered its internal control structure, including procedure for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph,and to assess whether those practices and procedures can

Be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedure were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Rickords & Associates, P.C.
Rickords & Associates, P.C.

Rickords & Associates, P.C.
February 18, 2003